Exhibit 99.1

GERDAU S.A.

CNPJ/MF n.º 33.611.500/0001-19

NOTICE TO THE MARKET

Gerdau S.A. announces to the market that concluded today the sale of 100% of the shares of Aza Participações SpA and its subsidiaries Gerdau AZA SA, Aceros Cox SA, Armacero - Matco SA and Salomon Sack S.A., by Gerdau Chile Inversiones Limitada, an indirect subsidiary of Gerdau SA, to a group of Chilean investors formed by Ingeniería e Inversiones Limitada, Inversiones Reyosan SpA, Los Andes S.A. de Inversiones and Matco Cables SpA, as announced to the market in May 30, 2018. This sale includes three productions plants with annual installed production capacity of 520,000 tons of recycled long steel goods and the associated distribution network in Chile.

São Paulo, June 29 2018.

Harley Lorentz Scardoelli

Executive Vice-President

Investor Relations Officer